UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2020 (Report No. 2)

Commission File Number: 001-38866

TUFIN SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

On May 26, 2020, the board of directors of Tufin Software Technologies Ltd. (the “Registrant”) resolved to adopt the corporate governance exemption set forth in Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation. Accordingly, upon adoption of the exemption in accordance with the Regulation, the Registrant is exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Israeli Companies Law – 1999, or Companies Law.

The transition rules set forth in the Regulation provide that such directors have the right to remain in office as our directors at their option after the exemption is adopted, until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation. In accordance with the Company’s articles of association, Mr. Peter Campbell and Ms. Dafna Gruber’s term shall end in accordance with their respective classification, as shall be determined by the board of directors.

This report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (File Nos. 333-237291 and 333-231985).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Reuven Kitov
Name:	Reuven Kitov
Title:	CEO & Chairman of the Board of Directors

Date: May 27, 2020